EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividend Requirements

(in millions, except ratios)

	Twenty-Six Weeks Ended
	December 27, 2003 (1)	December 28, 2002 (2)
Fixed charges and preferred stock dividend requirements:
Interest expense	$132	$135
Interest portion of rental expense	32	30

Total fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends	164	165
Preference security dividends of consolidated subsidiaries	—	9
Capitalized interest	5	3
Preferred stock dividend requirements	—	8

Total fixed charges and preferred stock dividend requirements	$169	$185

Earnings available for fixed charges and preferred stock dividend requirements:
Income before income taxes	$660	$798
Less undistributed income in minority-owned companies	—	5
Add minority interest in majority-owned subsidiaries	3	8
Add amortization of capitalized interest	10	12
Add fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends	164	165

Total earnings available for fixed charges and preferred stock dividend requirements	$837	$988

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.0	5.3

(1)	During the first six months of fiscal 2004, the corporation recorded a pretax charge of $8 million in connection with certain restructuring activities.

(2)	During the first six months of fiscal 2003, the corporation recorded a pretax credit of $12 million in connection with certain exit activities and business dispositions that were completed for amounts more favorable than originally estimated.